AMENDMENT NO. 1 TO
SECURITIES PURCHASE AGREEMENT

This AMENDMENT NO. 1 TO SECURITIES PURCHASE AGREEMENT (the “Amendment”), dated as of 27 July 2006, is between PSIVIDA LIMITED, an Australian company (the “Company”), and Australian IT Investments Limited (“All”), a company incorporated in Nevis, with registered offices located at Meridian Trust Company, Hunkins Waterfront Plaza, Main Street, Memorial Square, Charlestown, Nevis, British West Indies and with executive offices located at Trident Trust Company, 11 Bath Street, St. Helier, Jersey JE4 8UT, Channel Islands and funds advised by Absolute Capital Management (Spain) S.L., located at Edificio Reina Constanza, Porto Pi 8 Planta 10 A, 07015 Patina de Mallorca., and Absolute Octane Fund (“AOF”), a company incorporated in the Cayman Islands, located at 215 North Church Street, PO Box 10630 APO, Grand Cayman, 10630, Cayman Islands (the “Buyers”).

WHEREAS, All purchased, pursuant to the Securities Purchase Agreement, dated August 17, 2005, between the Company and All (the “Original All Agreement”) (i) 400,000 American Depositaiy Shares of the Company (“ADSs”), each representing ten (10) ordinary shares of the Company (the “All Shares”), for US$6.50 per ADS and (ii) a warrant (the “All Warrant”) to purchase 40,000 ADSs (the “All Warrant Shares”) for US$12.50 per ADS.

WHEREAS, AOF purchased, pursuant to the Securities Purchase Agreement, dated August 5, 2005, between the Company and AOF (the “Original .AOF Agreement” and collectively with the Original All Agreement, the “Original Agreements”) (i) 150,000 ADSs (the “AOF Shares” and collectively with the All Shares, the “Shares”) for US$6.50 per ADS, and (ii) a warrant (the “AOF Warrant” and collectively with the All Warrant, the “Warrants”) to purchase 15,000 ADSs (the “AOF Warrant Shares” and collectively with the All Warrant Shares, the “Warrant Shares”) for US$12.50 per ADS.

The Company and the Buyers wish to amend the Original Agreements as set forth herein and provide for certain payments to the Buyers and to extend the date by which the Company is required to register the Shares and Warrant Shares under the Original Agreements.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acluiowledged, the parties hereto hereby agree as follows:

1.    Registration Deadline Extension. Section 5(b)(i) of each of the Original Agreements is hereby amended by deleting such section and replacing it in its entirety with the following:

“(i) the Company shall use reasonable efforts to promptly prepare and file a registration statement on an appropriate form covering the sale by all holders of Registrable Securities of such Registrable Securities (the ”Initial Registration Statement“) and cause that registration statement to become effective as soon as commercially reasonable;”

2.    Payments.

(a)    No Payments Due Under Original Agreements. Section 5(c) of each of the Original Agreements is hereby amended by deleting such section in its entirety. The Buyers agree and acknowledge that no payment is or shall be due under Section 5(c) of the Original Agreements.

(b)    All Payment. The Company shall pay All as final liquidated damages for any and all damages suffered by each of the Buyers and both of them as a result of the Initial Registration Statement (as defined in the Original Agreements) not having been declared effective by the SEC on or prior to the Target Date (as defined in the Original Agreements) under either of the Original Agreements, notwithstanding that such delay may have been pursuant to Section 5(c) of the Original Agreements, an amount equal to five hundred thousand dollars (US$500,000). Such payment shall be made to All by wire transfer in immediately available funds to such account as shall be designated in writing by All. AOF hereby consents to and acknowledges such payment and the value to AOF of such payment being made to All.

3.    Release.

(a)    Except for any rights, remedies, obligations and liabilities arising out of or related to this Amendment, upon the execution of this Amendment, each of the Buyers individually and collectively, on behalf of themselves and their predecessors, successors and assigns, (the “Releasing Parties”) intending to be legally bound hereby, do hereby absolutely fully and forever release, relieve, remise and discharge (the “Release”) the Company, its predecessors and successors, and past and present assigns, representatives, subsidiaries, divisions, affiliates, parents, partners, and all of their officers, directors, agents, employees, insurers, and attorneys, both past and present (hereinafter “Released Parties”), of and from any and all manner of claims, demands, actions, causes of action, suits, damages, promises, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, variances, trespasses, judgments, extents, executions, compensation, losses, obligations, costs, expenses and other liabilities of any kind or nature whatsoever, whether in law or equity, whether known or unknown which against any or all of them the Releasing Parties ever had, now have or hereinafter can, shall or may have, from the beginning of the world to the date hereof arising from or relating to the transactions contemplated by the Original Agreements (“Claims”).

(b)    Without limiting in any way the scope of the Release contained herein, it is expressly understood by each of the Buyers that the payment provided for in Section 2 of this Amendment shall fully satisfy any and all obligations of the Released Parties to the Buyers relating to or in connection with any liability of the Company under the Original Agreements.

(c)    The Releasing Parties covenant and agree not to institute, maintain, collect or proceed against Released Parties on any Claims (“Covenant Not to Sue”).

(d)    The parties accept and assume the risk that if any fact or circumstance is found, suspected, or claimed hereafter to be other than or different from the facts or circumstances now believed to be true, the Release and Covenant Not to Sue contained herein shall be and remain in effect notwithstanding any such difference in any such facts or circumstances.

(e)    The Buyers agree to take all such further action(s) as may reasonably be necessary and requested by the Company to carry out and consummate the provisions of this Section 3 as soon as reasonably practicable after any such request.

4.    Continued Effectiveness of Original Agreements. Except as expressly amended hereby, the Original Agreements shall remain in full force and effect in accordance with their respective terms. In the event of a conflict between the terms of this Amendment and the terms of the Original Agreements, the terms of this Amendment shall control. Unless and until All, AOF and Absolute European Catalyst Fund invest six million five hundred thousand dollars (US$6,500,000) as set forth in the term sheet dated as of the date hereof, this Amendment shall be of no force or effect.

5.    Governing Law; Miscellaneous. The laws of the State of New York govern all matters (including without limitation all tort claims) arising out of this Amendment.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date and year first written above.

PSIVIDA LIMITED	AUSTRALIAN IT INVESTMENTS LEVHTED

By: /s/ Michael J. Soja Title: Authorized Signatory	By: /s/ J.M. Spittal Name: J.M. Spittal Title: Director

ABSOLUTE OCTANE FUND

By: /s/ illegible Name: Title: Authorized Signatory